Exhibit 99.2

ASML share buy back program

Repurchase up to € 1.0 billion in the 2013 - 2014 timeframe

Announced 17 April 2013
Repurchased of total program:	48.7%

Date	Repurchased shares	Average price	Repurchased value
18 Apr - 19 Apr 2013	112,500	€54.94	€6,180,721
22 Apr - 26 Apr 2013	155,000	€55.42	€8,589,687
29 Apr - 3 May 2013	30,000	€56.49	€1,694,822
6 May - 10 May 2013	64,239	€58.49	€3,757,469
13 May - 17 May 2013	96,000	€60.28	€5,786,505
20 May - 24 May 2013	85,718	€62.03	€5,316,686
27 May - 31 May 2013	144,017	€64.05	€9,224,709
3 Jun -7 Jun 2013	331,903	€61.78	€20,503,666
10 Jun - 14 Jun 2013	167,639	€59.78	€10,020,627
17 Jun - 21 Jun 2013	197,892	€59.22	€11,718,658
24 Jun - 28 Jun 2013	52,000	€57.96	€3,013,820
1 Jul - 5 Jul 2013	111,462	€62.54	€6,970,509
8 Jul - 12 Jul 2013	99,247	€66.03	€6,552,886
15 Jul - 19 Jul 2013	19,945	€67.33	€1,342,932
22 Jul - 26 Jul 2013	38,832	€67.06	€2,604,075
29 Jul - 2 Aug 2013	72,500	€67.50	€4,893,872
5 Aug - 9 Aug 2013	52,562	€68.56	€3,603,782
12 Aug - 16 Aug 2013	79,366	€68.90	€5,468,114
19 Aug - 23 Aug 2013	29,156	€67.59	€1,970,775
26 Aug - 30 Aug 2013	101,513	€66.56	€6,756,851
2 Sept - 6 Sept 2013	27,913	€67.44	€1,882,482
9 Sept - 13 Sept 2013	69,900	€67.26	€4,701,429
16 Sept - 20 Sept 2013	23,102	€69.29	€1,600,637
23 Sept - 27 Sept 2013	48,581	€71.73	€3,484,505
30 Sept - 4 Oct 2013	63,575	€73.70	€4,685,233
7 Oct - 11 Oct 2013	86,299	€72.60	€6,264,987
14 Oct - 18 Oct 2013	200,135	€68.00	€13,609,172
21 Oct- 25 Oct 2013	107,495	€67.92	€7,300,641
28 Oct - 1 Nov 2013	183,589	€68.71	€12,614,755
4 Nov - 8 Nov 2013	403,652	€66.81	€26,967,404
11 Nov - 15 Nov 2013	239,263	€65.07	€15,569,545
18 Nov - 22 Nov 2013	101,816	€66.00	€6,720,356
25 Nov - 29 Nov 2013	142,415	€68.71	€9,785,962
2 Dec - 6 Dec 2013	577,628	€67.93	€39,237,725
9 Dec - 13 Dec 2013	272,697	€66.09	€18,023,627
16 Dec - 20 Dec 2013	24,628	€64.17	€1,580,339
20 Jan - 24 Jan 2014	355,000	€65.03	€23,086,685
27 Jan - 31 Jan 2014	192,500	€63.35	€12,194,415
3 Feb - 7 Feb 2014	181,536	€62.82	€11,403,750
10 Feb - 14 Feb 2014	170,500	€64.46	€10,991,254
17 Feb - 21 Feb 2014	282,500	€65.08	€18,385,483
24 Feb - 28 Feb 2014	328,000	€63.26	€20,748,090
3 Mar - 7 Mar 2014	62,864	€65.45	€4,114,454
10 Mar - 14 Mar 2014	368,420	€64.83	€23,883,258
17 Mar - 21 Mar 2014	209,000	€66.35	€13,867,507
24 Mar - 28 Mar 2014	125,000	€66.37	€8,295,970
31 Mar - 4 Apr 2014	85,000	€67.39	€5,727,935
7- Apr -11 Apr 2014	338,000	€65.64	€22,185,251
14 Apr - 18 Apr 2014	1,855	€62.50	€115,932
21 Apr - 25 Apr 2014	205,000	€59.63	€12,224,460
Total	7,519,354	€64.80	€487,224,407